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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-7-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12745

RECEIVED FEB 27 2002 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 South Shore Blvd., Suite 400
(No. and Street)

League City (City) Texas (State) 77573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda T. Koelemay (281) 334-2469
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name — *if individual, state last, first, middle name*)

8 Penn Center Plaza, Suite 800 (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda T. Koelemay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MICHELE S. LORD
Notary Public, State of Texas
My Commission Expires
February 28, 2004

Brenda T. Koelemay
Signature

Vice President and Treasurer
Title

Michele S. Lord
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Supplementary Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

We have audited the accompanying consolidated statements of financial condition of Securities Management and Research, Inc. and Subsidiary (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the two years in the period then ended. The consolidated statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of Securities Management and Research, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations, changes in stockholder's equity, and their cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 through 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 1, 2002

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Consolidated Statements of Financial Condition
As of December 31,

	2001	2000
Assets		
Cash and cash equivalents	$1,859,986	$1,728,192
Cash segregated under federal regulations (note 2)	221,000	208,000
Accounts receivable:		
Due from affiliated registered investment companies for:		
Investment advisory fees	886,316	878,602
Expense reimbursement	128,552	121,445
Other	591,966	811,131
Prepaid and other assets	556,941	570,409
Investment in marketable securities (cost of $13,770,507 in 2001 and $13,808,861 in 2000)(note 3)	13,396,387	14,517,069
Investments in real estate (net of accumulated depreciation of $663,882 in 2001 and $593,937 in 2000) (note 3)	2,880,122	3,042,281
Investment in loans other than first lien	9,376,195	9,189,695
Fixed assets (net of accumulated depreciation $1,817,941 in 2001 and $1,535,178 in 2000)	264,051	468,287
Deferred commission	475,075	373,233
Deferred income tax	1,276,954	1,004,388
Receivable from parent for estimated tax payments(note5)	-	-
Equity in unconsolidated investees	5,954,777	5,927,895
	$37,868,322	$38,840,627
Liabilities and Stockholder's Equity		
Due to affiliated registered investment companies of sales of their capital stock	$178,420	$259,416
Due to affiliated registered investment companies for excess expense reimbursements	24,422	26,878
Due to parent (note 4)	119,398	72,669
Due to dealers and representatives for commissions	81,849	112,891
Trade payables and accrued expenses	1,131,126	1,115,163
Payable to parent in lieu of income taxes (note 5)	1,052,016	1,157,021
Stock Appreciation Rights	87,927	0
Note payable (note 4)	8,410,000	8,935,000
Total liabilities	11,085,158	11,679,038
Stockholder's equity: (notes 8 and 9)		
Common Stock, par value $1 per share authorized, issued and outstanding, 1,000,000 shares	1,000,000	1,000,000
Additional paid-in-capital	36,570,000	36,570,000
Accumulated deficit	(10,786,836)	(10,408,411)
Total stockholder's equity	26,783,164	27,161,589
	$37,868,322	$38,840,627

Commitments and contingencies (notes 7 and 9)
See accompanying notes to consolidated statement of financial condition.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Consolidated Statements of Operations
For the twelve months ending December 31,

	2001	2000
Revenues:		
Underwriting income from sales of capital stock:		
Affiliated registered investment companies (note 4)	$461,091	$565,149
Unaffiliated registered investment companies	1,270,340	1,698,668
Investment advisory and service fees from affiliated registered investment companies (notes 4)	4,987,915	4,822,653
Investment advisory fees:		
Parent (note 4)	883,518	879,420
Other	345,520	554,854
Distribution plan fees	127,210	119,006
Contingent deferred sales charges	43,886	38,075
Income from investments:		
Net realized and unrealized gain (loss) from investments (note 3)	(1,067,244)	(213,757)
Dividends (note 3)	796,826	527,348
Interest	508,148	1,137,623
Real estate fees and commissions	159,261	200,242
Rental income	260,280	260,280
Other income	102,088	107,577
Total revenues	$8,878,839	$10,697,138
Expenses:		
Employee compensation and benefits	$3,357,305	$2,945,897
Commissions to dealers and representatives	1,548,046	1,945,721
Communications	78,158	82,979
Occupancy and equipment rental (note 4)	605,638	539,669
Real estate and operating management expenses	350,666	333,903
Interest Expense	439,219	546,542
Other operating expenses (note 4)	3,029,054	3,173,872
Total Expenses	$9,408,086	$9,568,583
Income before equity in earnings of unconsolidated investees and taxes	($529,247)	$1,128,555
Equity in income/(loss) of unconsolidated investees (note 3)	(56,755)	(94,202)
Reserves for losses on real estate	42,387	-
Realized capital losses on real estate	(42,387)	-
Income before taxes	($586,002)	$1,034,353
Provision for federal income tax expense (benefit)		
Current	64,990	655,598
Deferred	(272,567)	(441,445)
Total Taxes	($207,577)	$214,153
Net Income/(Loss)	($378,425)	$820,200

See accompanying notes to the consolidated financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Consolidated Statement of Changes in Stockholder's Equity
Years ended December 31, 2001 and 2000

	Common Stock	Additional paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance December 31, 1999	$ 1,000,000	$ 36,570,000	$(11,228,611)	$ 26,341,389
Net Income for 2000			820,200	820,200
Balance December 31, 2000	$ 1,000,000	$ 36,570,000	$(10,408,411)	$ 27,161,589
Net Income for 2001			(378,425)	(378,425)
Balance December 31, 2001	$ 1,000,000	$ 36,570,000	$(10,786,836)	$ 26,783,164

See accompanying notes to the consolidated financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from Operating Activities:		
Net Income	($378,425)	$820,200
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Depreciation	352,707	408,680
Unrealized (Gains) Losses on Marketable Equity Securities	1,082,061	1,286,300
Deferred Income Taxes	(378,780)	(450,179)
Reinvestment of dividends from Registered Investment Companies	(487,247)	(487,705)
Reinvestment of capital gains dividends from registered investment companies	(6,234)	(64,226)
Change in equity of unconsolidated investees	29,862	425,741
Changes in operating assets and liabilities		
Decrease (Increase) in accounts receivable	59,346	(1,403,924)
Decrease (Increase) in prepaid expenses and other assets	65,323	(193,213)
Decrease (Increase) in accounts payable and accrued expenses	40,297	1,123,617
Total Adjustments	$757,335	$645,091
Net Cash provided by Operating Activities	$378,910	$1,465,291
Cash flows from investing activities:		
Proceeds from sales of marketable securities and cash equivalents	532,103	2,180,088
Investments in unconsolidated investees	(56,743)	(7,000,000)
Purchases of marketable securities	0	(1,802,940)
Purchases of fixed assets	(78,526)	(71,638)
Disposal of fixed assets	0	10,931
Reduction (Increase) of special reserve account	(13,000)	(8,000)
Investments in mortgage loans	(186,500)	1,610,305
Proceeds from sale of investments in real estate	134,600	-
Change in investment reserves	-	-
Net cash provided by (used in) investing activities	$331,934	($5,081,254)
Cash flows from financing activities:		
Increase/(decrease) in payable to parent	(54,050)	(362,893)
Increase/(decrease) in notes payable	(525,000)	4,175,000
Net cash provided by financing activities	($579,050)	$3,812,107
Net increase/(decrease) in cash	131,794	196,144
Cash at the beginning of year	1,728,192	1,532,048
Cash at end of year	$1,859,986	$1,728,192

See accompanying notes to the consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Securities Management and Research, Inc. (SM&R) and its subsidiary, ANREM Corporation (ANREM). All significant intercompany transactions have been eliminated in consolidation. SM&R is registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. SM&R's transactions as a broker-dealer for year to date ending December 31, 2001 were principally in connection with the sale and redemption of redeemable securities of registered investment companies managed by SM&R (the Funds). Certain officers and directors of SM&R are affiliated with these registered investment companies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by SM&R in the preparation of its financial statements.

Investments

Registered Investment Companies

Transactions in registered investment company shares are recorded on the trade date. The cost of investments sold is determined by average cost. Marketable equity securities are recorded at market value. The net unrealized gain or loss is included in income.

Real Estate

Investments in real estate are carried at cost, less allowances for depreciation and unrealized losses. Depreciation is provided over the estimated useful lives of the properties (15 to 30 years) using straight-line and accelerated methods.

Unconsolidated Investees

Investments in unconsolidated investees are accounted for by the equity method, although ownership percentages are less than 20%. Substantial control exists in these ventures as ANREM operates as the general partner in these investments.

Fixed Assets

Fixed assets consist primarily of office equipment, carried at cost. The equipment is being depreciated using the straight-line method over periods ranging from three to ten years.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connections with the sale of shares of open-end SM&R mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five years, the periods of time estimated by management of the Funds during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders

of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Income and Expense Recognition

Investment advisory and service fees are recorded as revenue as the related services are performed. Purchases and sales of shares of the Funds in connection with the underwriting activities of SM&R including related commissions on income are recorded on the trade date. Dividends from investments in marketable equity securities are recognized on the ex-dividend date. Interest income on investments is accrued as earned.

(2) Cash Segregated Under Federal Regulations

At December 31, 2001 and 2000, cash of $221,000 and $208,000 respectively was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The required restricted amount at December 31, 2001 was $220,133.

(3) Investments

Marketable Securities

Marketable securities include investments in shares of the Funds and a certificate of deposit which totaled $13,396,387 at December 31, 2001 and $14,517,069 at December 31, 2000. Dividend and interest income earned on such investments was $541,044 in 2001 and $982,696 in year 2000. The market value of marketable equity securities includes unrealized losses of $374,120 at December 31, 2001 and unrealized gains of $708,108 at December 31, 2000.

Realized gains from investments are summarized as follows:

	2001	2000
Investment securities:		
Proceeds from sales	$ 500,000	$ 2,180,088
Cost of securities sold	491,250	1,494,819
	$ 8,750	$ 685,269
Capital gain distribution from affiliated funds	$ 6,234	$ 387,195
Net realized gains	$ 14,984	$ 1,072,464

Real Estate

Investments in real estate include unrealized losses of approximately, $ 2,880,122 and $ 3,042,473 at December 31, 2001 and 2000 respectively.

Unconsolidated Investees

The following presents summarized financial information of the principal companies accounted for by the equity method. Investees not included represented $7,102 and $13,722 in equity and $8,767 and $3,986 in partners' capital for ANREM for the years ended December 31, 2001 and 2000, respectively.

South Shore Harbour Development

South Shore Harbour Development is a joint venture between ANREM (5% interest) and ANTAC, Inc. (95% interest). The partnership was formed in 1985 to develop approximately 1,600 acres of land in Galveston County, Texas to sell as completed residential or commercial building sites or for other uses. In December 2000 ANREM and ANTAC amended their partnership agreement

converting $7,000,000 of certain indebtedness owed to ANREM by the partnership into a capital contribution. Summary financial information as of December 31, 2001 and 2000 is as follows:

		2001		2000
Total assets	$	38,259,805	$	34,957,052
Total liabilities		17,828,812		20,350,971
Partners' capital	$	20,430,993	$	14,606,081
ANREM's share of capital	$	5,763,690	$	5,897,417
Net Income/(loss)	$	(652,677)	$	(981,995)
ANREM's share	$	(32,634)	$	(49,100)

Fairway Plaza Development

Fairway Plaza Associates LP, a Texas limited partnership was originated on July 13, 1998 between ANREM Corp. (25%) limited partner and Trammell Crow Houston Development, Inc. (75%) general partner for the purpose of developing a 15-acre shopping center located in Pasadena, Texas. The center was sold on December 29, 1999. Summary financial information as of December 31, 2001 and 2000 is as follows:

		2001		2000
Total assets	$	-0-	$	121,105
Total liabilities		-0-		-0-
Partners' capital	$	-0-	$	121,105
ANREM's share of capital	$	-0-	$	26,492

(4) Transactions with Affiliates

On January 1, 1987, SM&R and American National entered into an Investment Advisory Agreement whereby SM&R acts as investment advisor to American National. Total payments by American National to SM&R for investment advisory fees were $883,518 and $879,420 for the years ended December 31, 2001 and 2000 respectively.

SM&R and American National are parties to a service agreement pursuant to which SM&R has agreed (i) to use its best efforts to remain qualified and licensed as a broker-dealer in those states selected by American National; (ii) as mutually agreed upon from time to time to train and supervise selected agents of American National in the sale of securities; and (iii) to perform certain accounting and miscellaneous services for American National. American National has agreed to provide (i) certain personnel, investment information, and resources (but not investment advice or recommendations); (ii) the use of certain printing facilities; and (iii) the use of certain electronic data processing equipment and certain office facilities, equipment, and materials, some of which will or may be used by SM&R in meeting its obligations to the Funds under their advisory agreements.

SM&R has agreed to reimburse American National monthly for its pro rata portion of the actual cost in supplying such services and facilities to SM&R. Total expenses incurred by SM&R under the service agreement with American National during the years ended December 31, 2001 and 2000 totaled $357,662 and $264,100 respectively.

Under the investment advisory agreements between SM&R and the Funds, SM&R reimburses certain expenses of each of the Funds if the Funds' expenses exceed certain limitations. For the years ended December 31, 2001 and 2000, reimbursements for excess expenses amounted to $310,638 and $304,840. This amount is included in "Other operating expenses" in the accompanying consolidated statements of operations.

ANREM has an arrangement with American National whereby it can borrow up to $9,750,000 under a credit line. The credit line bears interest at the P1 commercial paper rate in effect on the date of interest payment as published in Moody's Commercial Paper Record plus 1%. Interest is payable monthly and all unpaid principal is due January 1, 2002. The amount outstanding on this credit line as of December 31, 2001 was $8,410,000.

ANREM has an arrangement with South Shore Harbour Development Limited whereby it will lend up to $17,000,000 under a credit line. The credit line bears interest at the rate of one percent (1%) plus the Dealer Commercial Paper 30 day rate published in the Wall Street Journal in effect on the last business day of each calendar month. Interest is payable monthly on the 1st day of each calendar month and all unpaid principal is due on the fifth anniversary (May 1, 2004). The amount outstanding as of December 31, 2001 was $9,376,195.

(5) Federal Income Taxes

The federal income tax provisions vary from the amounts computed when applying the statutory federal income tax rate. A reconciliation of the effective tax rate of SM&R to the statutory federal income tax rate follows:

	2001		2000	
	Amount	Rate	Amount	Rate
Income tax on pretax income	$ (205,101)	35.00 %	$ 362,023	35.00 %
Tax-exempt investment income	(23,713)	(4.05) %	(23,853)	(2.31) %
Dividend exclusion	(6,125)	(1.05) %	(10,325)	(1.00) %
ANREM – Joint Venture timing difference	25,719	(4.39) %	(133,196)	(12.88) %
Other items, net	1,643	(.28) %	19,504	1.89 %
	$ (207,577)	35.42 %	$ 214,153	20.70 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:		
Investment in real estate and other invested assets, principally due to valuation adjustments	$982,697	$1,092,405
Pensions, principally due to the difference between financial statements and tax expense	172,339	168,844
Gross deferred tax assets	$1,155,036	$ 1,261,249

Deferred tax liabilities:

Marketable equity securities, principally due to net unrealized gains	$ 123,698	$ (251,817)
Fixed assets, principally due to difference between financial statements and tax depreciation	(1,780)	(5,044)
Gross deferred tax liabilities	$ 121,918	$ (256,861)
Net deferred tax asset	$ 1,276,954	$ 1,004,388

SM&R does not file a separate federal income tax return and its income and deductions are included in the consolidated tax return filed by its parent. Pursuant to a signed agreement between American National and SM&R, SM&R owes American National for federal income taxes calculated generally on separate return basis. SM&R will receive the tax benefits of realized losses on securities if they are utilized in American National's consolidated return. For the year ending December 31, 2001 estimated Federal Income Taxes for SM&R were $112,297. SM&R did not have any realized losses, and therefore no tax benefits, from the sale of securities in year 2001.

(6) Management and Service Fee Income

Each of the registered investment companies managed by SM&R pays management and service fees based on designated percentages of such Fund's average net assets as set forth in the respective investment advisory agreements. In 1988, one of the investment advisory agreements was amended to provide for incentive fees that will increase or decrease the basic investment advisory fee, based on the performance of the applicable fund in relation to a specified industry index for funds with similar objectives, over a rolling 36-month period. In year 2000 the incentive fee was terminated by a proxy vote. No incentive fees were paid in 2001 and $449,572 was paid in 2000.

(7) Pension Plan

SM&R is a participant in a multi-purpose benefit plan covering all eligible employees, administered by American National. SM&R may, under certain circumstances, become subject to liabilities in excess of contributions. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plan. SM&R has not taken any action to terminate, withdraw, or partially withdraw which would result in any material liability. Liabilities would be based upon SM&R's proportional share of the plan's unfunded vested benefits. It has been estimated by the trustees of the fund that, as of September 30, 2001, the plan was over funded by approximately $29,367,064. The amount of accumulated benefits and net assets of the plan is not currently available to SM&R. There were no contributions charged to expense under the pension plan for 2001 and 2000.

The company sponsors a non-qualified, non-funded pension arrangement for two key management employees. The plan provides pension benefits that are based on years of service and the employee's average compensation during the last five years before retirement.

In years 2001 and 2000 expenses of $42,157 and of $41,618 were recognized for the current period. The cumulative cost recognized at the end of the current year is in accordance with the Financial Accounting Standards Board's (FASB) Statement No. 87, "Employers' Accounting for Pensions."

The pension cost as defined under FASB 87 is comprised of :

	2001	2000
Service cost – benefits earned during period	$ 0	$ -0-

Interest cost on projected benefit obligation	35,419	35,161
Actual return on plan assets	-	-
Amortization of past service cost	3,027	3,027
Recognized Actuarial Loss	3,711	3,430
Total pension cost	$ 42,157	$ 41,618

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position at December 31, 2001 and 2000 for the company's pension plans:

Actuarial present value of benefit obligation:

	2001	**2000**
Vested benefit obligation	$(505,448)	$(502,776)
Accumulated benefit obligation	$(505,448)	$(502,776)
Projected benefit obligation	$(567,748)	$(560,991)
Plan assets at fair value	-	-
Plan assets in excess of projected benefit obligation	(567,748)	(560,991)
Unrecognized net loss	11,537	11,738
Prior service cost not yet recognized in net periodic pension cost	63,813	66,840
Prepaid (Accrued) pension cost included in accrued expenses	$(492,398)	$(482,413)

Assumptions used at December 31, 2001 and 2000:	**2001**	**2000**
Weighted-average discount rate on benefit obligation	6.5%	6.5%
Rate of increase in compensation levels	4.5%	4.5%
Expected long-term rate of return on plan assets	7.0%	7.0%

	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year	$560,991	$557,010
Service Cost	0	-0-
Interest cost	35,419	35,161
Plan participants' contributions	-	-
Actuarial loss (gain)	3,508	990
Benefits paid	(32,170)	(32,170)
Benefit obligation at end of year	$567,748	$560,991
Change in plan assets		
Fair value of plan assets at beginning of year	-	-
Actual return on plan assets	-	-
Acquisitions	-	-
Company contributions	32,170	32,170
Plan participant contribution	-	-
Benefits paid	(32,170)	(32,170)
Fair value of plan assets at end of year	-	-

(8) Subordinated Debt

SM&R had no subordinated debt at December 31, 2001 or 2000 or at any time during the years then ended.

(9) Net Capital Requirement

In accordance with the regulations of the Securities Exchange Commission, SM&R must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. At December 31, 2001, SM&R had net capital of $12,555,313 which was $12,305,313 in excess of its required net capital of $250,000. SM&R's ratio of aggregate indebtedness to net capital was .1199 to 1.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Computation of Net Capital Pursuant to Rule 15c-3-1
December 31, 2001

		2001
Stockholder's Equity		$ 26,783,164
Deductions and/or charges:		
Nonallowable Assets:		
Due from affiliated registered investment companies	128,552	
Other Receivables	1,753,696	
Fixed Assets	264,051	
Prepaid Expenses and other assets	544,208	
Investment in subsidiary's common stock	10,120,779	
Excess Deductible on Fidelity Bond	20,000	12,831,286
Net Capital before haircuts on security positions		13,951,878
Haircuts on investment securities		1,396,565
Net Capital		12,555,313
Aggregate indebtedness		1,504,922
Net capital requirement		250,000
Excess net capital at 1000%		12,404,820
Excess net capital at 1500%		12,480,067
Ratio of aggregate indebtedness to net capital		.1199 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001 filed by SM&R with the Securities and Exchange Commission on Part II of the unaudited Form X-17a-5.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2001

	2001
Credit Balances -	
free credit balances and other credit balances	
in customers' security accounts	179,180
in non-customer accounts	62,361
Debit balances -	
in customers' cash accounts	31,890
in non-customer accounts	0
Excess credits over debits	209,651
Required deposit	220,133

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2001 filed by SM&R with the Security and Exchange Commission on Part II of the unaudited Form X-17a-5.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
December 31, 2001

	Market value	Number of items
Customers' fully-paid and excess margin securities not in the Company's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued as of December 31, 2001) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

In planning and performing our audit of the consolidated financial statements of Securities Management and Research, Inc., (the *"Company"*), for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 1, 2002